
CABO
DRILLING CORP.




08002421

May 2, 2008

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

RE: News Releases & Material Change Reports & Financial Statement, December 31, 2007 - #12g3-2(b) No. 82-1401

Please find enclosed for Cabo Drilling Corp. the following:

News Releases & Material Change reports from February 4, 2008 to April 14, 2008 and December 31, 2007 Financial Statement

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

dw 5/9



For Immediate Release: February 4, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
Website: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED 15,000 METER DRILL CONTRACT BY MARATHON PGM CORPORATION

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Marathon PGM Corporation (PGR-V: TSX) has awarded the Company's Ontario division, a contract for 15,000 meters of NQ core drilling.

The drilling program, which commenced the week of January 20, 2008, at Marathon's Marathon Project near Marathon Ontario, will utilize one BBS-25 unitized diamond drill. The drilling program includes exploration, definition and condemnation drilling. Marathon's primary goals for this drill program are: improvement of resource categories, resource expansion and provision of data for incorporation in a definitive feasibility study.

About Marathon PGM Corporation (TSX-V: PGR)
Marathon has a 100% interest in the Marathon Project, located about 10 kilometers north of Marathon, Ont. The project is currently the subject of a definitive feasibility study, which Marathon expects to be completed in Q2 2008. In November 2007, Marathon announced completion of a NI43-101 compliant resource estimate showing a measured resource at Marathon of 45.9 million tonnes containing 1.79 million ounces of PGM and gold and 314 million pounds of copper, and an indicated resource of 35.5 million tonnes containing 1.39 million ounces of PGM and gold and 211 million pounds of copper. An additional low-grade resource was also identified in the November 2007 resource estimate completed by P&E Mining Consultants Inc.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 11, 2008

Item 3 **News Release**

A news release dated February 11, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that Thundermin Resources Inc. and 50 per-cent joint venture partner, Cornerstone Resources Inc., have awarded the Issuer's Atlantic division, a contract to complete a 6,200 meter follow-up diamond drilling program at their Little Deer Copper Property located approximately 10 kilometers north of Springdale in north-central Newfoundland.

Item 5 **Full Description of Material Change**

See attached news release dated February 11, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 11th day of February, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: February 11, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED 6,200 METER FOLLOW-UP DRILL CONTRACT BY THUNDERMIN RESOURCES INC. AND CORNERSTONE RESOURCES INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Thundermin Resources Inc. (TSX: THR) and 50 per-cent joint venture partner, Cornerstone Resources Inc. (TSX-V: CGB), have awarded the Company's Atlantic division, a contract to complete a 6,200 meter follow-up diamond drilling program on Thundermin and Cornerstone's Little Deer Copper Property located approximately 10 kilometers north of Springdale in north-central Newfoundland.

The purpose of the current drill program, which follows 4,940 meters of drilling in eight holes completed by Cabo in 2007, is :1) to discover additional high-grade copper and/or copper-zinc mineralization in the western portion of the Little Deer property; and 2) to further define the continuity, grade and distribution of high-grade copper mineralization intersected in relatively wide-spaced (50 to 100 m) holes drilled in the eastern portion of the property below and along strike from areas of the Little Deer copper deposit mined in the early 1970's.

Cabo Drilling (Atlantic) Corp. was awarded an initial 5,200 meter drill contract by Thundermin Resources Inc. and Cornerstone Resources Inc. in July of 2007. Based in part on the Company's successful completion of that initial diamond drilling contract Cabo has now won the 6,200 meter follow-up drilling program.

About Cornerstone Resources Inc. (TSX-V: CGP; www.cornerstoneresources.com)
Cornerstone Resources Inc. has a strong and dedicated technical team who are focused on generating new projects that have great potential for discovery. Cornerstone leverages its own exploration funding through joint venture and strategic partnerships, providing shareholders with potential for success at lower risk. Cornerstone has a diversified portfolio of gold, silver, copper, nickel, VMS, and uranium properties in Canada and Ecuador.

About Thundermin Resources Inc. (TSX: THR; www.thundermin.com)
Thundermin Resources Inc. is a Canadian-based mineral exploration company focused on the exploration for and discovery of economically viable gold and base metal deposits in Canada. Thundermin's corporate objective is to become a profitable, producing mining company in the years ahead.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No 82.1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 19, 2008

Item 3 News Release

A news release dated February 19, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Ontario Division, has been awarded a 6,000 meter NQ core drilling contract by Vault Minerals Inc. (TSX-V: VMI) of Kirkland Lake, Ontario. The Issuer has, granted 118,000 incentive stock options and will issue, subject to regulatory acceptance, a total of 14,538 shares under terms of its Performance Bonus Plan.

Item 5 Full Description of Material Change

See attached news release dated February 19, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 19th day of February, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: February 19, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO WINS 6,000 METER DRILL CONTRACT FROM VAULT MINERALS, GRANTS EMPLOYEE STOCK OPTIONS AND PAYS PERFORMANCE BONUS

North Vancouver, BC – Cabo Drilling Corp., (TSX-V: CBE) ("Cabo" or the "Company") Ontario Division, has been awarded a 6,000 meter NQ core drilling contract by Vault Minerals Inc. (TSX-V: VMI) of Kirkland Lake, Ontario.

In late January 2008, Cabo Ontario commenced drilling an eight-hole drill program on Vault's Gordon-Lebel property. The 200-acre property is situated 10 km east of Kirkland Lake, Ontario, along the northeastern strike extent of several gold-bearing structures, including projected structures from the former-producing Bidgood #2 gold mine, located on Vault's Lebel property. The initial 1,500 meter program is designed to test several targets, including the Boundary Zone, where recent prospecting by Vault has identified several strongly altered, mineralized shear zones.

Cabo Ontario will also complete an additional 4,500 meter diamond drill program on Vault's adjacent Lebel Gold Property, (see Vault's news release dated February 13, 2008). The Company will utilize a HS-35 unitized diamond drill for the projects.

Employee Stock Options

Cabo also announces that it has, subject to regulatory acceptance, granted 118,000 incentive stock options, under terms of its Stock Option Plan, to employees for the right to purchase up to 26,662 common shares of the Company at $0.65 per share, up to 64,669 commons shares at $0.75 per share, and up to 26,669 common shares at $0.85 per share.

Performance Bonus

Cabo has also agreed, under terms of its Performance Bonus Plan, and subject to regulatory acceptance, to issue a total of 14,538 shares at a value of $0.58 per share and to pay $16,865.51 in cash bonuses to four Company executives.

About Vault Minerals Inc. (TSX-V: VMI)

Vault Minerals Inc. is an Ontario-based, aggressive junior resource exploration company focused on the acquisition of and exploration for gold in Northern Ontario, Canada.

About Cabo Drilling Corp. (TSX-V: CBE)

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

• • • •

1293-2(b) No.82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 28, 2008

Item 3 News Release

A news release dated February 28, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Pacific Division, has been awarded a 6,000 feet surface diamond drilling contract by Wits Basin Precious Minerals Inc. (OTCBB: WITM) at Wits Basin's Bates Hunter Mine in Central City, Colorado, approximately 35 miles west of Denver.

Item 5 Full Description of Material Change

See attached news release dated February 28, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 28th day of February, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

12g3-2 (b) No 82-1401



For Immediate Release: February 28, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO EXPANDS DRILLING SERVICES INTO COLORADO WITH AWARD OF 6,000 FEET DRILL CONTRACT BY WITS BASIN PRECIOUS MINERALS INC.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Wits Basin Precious Minerals Inc. (OTCBB: WITM) has awarded the Company's Pacific division, a contract for a minimum 6,000 feet of surface diamond drilling at Wits Basin's Bates Hunter Mine in Central City, Colorado, approximately 35 miles west of Denver.

The drilling program intends to explore targets immediately adjacent to known areas of mineralization, particularly intersections between the Bates and cross-cutting veins.

The mining industry in Colorado has a rich history and is undergoing a period of historic growth and expansion. Coal, gold, molybdenum and uranium operations in Colorado are either producing record amounts or posting record sales.

According to the Colorado Mining Association, the mining industry in Colorado employs 4,908 workers directly and generates 5,162 jobs in mining support industries, such as engineering, consulting, finance and transportation, geotechnical and utility services. Colorado's mining industry generates over $1.7 billion in sales annually and over $8 billion in total economic value.

"Cabo is pleased to continue its organic growth by expanding its drilling services into favourable exploration and mining areas like Colorado," stated John A. Versfelt, President and CEO of Cabo Drilling Corp. "Our continued market expansion is supporting improvements to the Company's top and bottom line performance."

About Wits Basin Precious Minerals Inc. (OTCBB: WITM):
Wits Basin Precious Minerals Inc is a minerals exploration and development company holding interests in three exploration projects and currently does not claim to have any mineral reserves on any project. To find out more about Wits Basin Precious Minerals Inc. visit their website at www.witsbasin.com.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2 (b) No. 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

March 10, 2008

Item 3 News Release

A news release dated March 10, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer's Panama division has entered into a contract with Minera Petaquilla, S.A. to drill a minimum of 6,000 meters on their copper project in the District of Donoso in Colon Province in the Republic of Panama.

Item 5 Full Description of Material Change

See attached news release dated March 10, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 10th day of March, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO



For Immediate Release: March 10, 2008

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CABO TO DRILL UP TO 6,000 METERS FOR MINERA PETAQUILLA S.A.

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Panama division has entered into a contract with Minera Petaquilla, S.A. to drill a minimum of 6,000 meters on their copper project in the District of Donoso in Colon Province in the Republic of Panama. Minera Petaquilla, S.A. is a Panamanian company that holds the Petaquilla copper concession.

Petaquilla Copper Ltd. currently holds a 52% equity interest in Minera Petaquilla, S.A. and Inmet Mining Corps holds the remaining 48% equity interest. Teck Cominco has an option to earn 50% of Petaquilla Copper's interest in Minera Petaquilla, providing Teck Cominco funds all of Petaquilla's share of the cost of bringing the project to production.

The Company will utilize two helicopter support Longyear Model 38 diamond drills on the project. The drills have been mobilized to the site and drilling has commenced.

About Inmet Mining Corporation (TSX: IMN)
Inmet is a Canadian-based global mining company that produces copper, zinc and gold. They have interests in four mining operations in locations around the world: Cayeli, Pyhasalmi, Troilus and Ok Tedi.

About Teck Cominco Limited (TSX: TCK.A and TCK.B – NYSE: TCK)
Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange. The Company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals.

About Petaquilla Copper Ltd. (TSX: PTC)
Petaquilla Copper Ltd. is a mineral exploration company headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbol PTC. The Company holds 52% of Minera Petaquilla, S.A., a joint venture company developing a world class copper deposit in the Republic of Panama. Petaquilla Copper also owns 49% of the issued shares of Petaquilla Infrastructure Ltd., a company incorporated to manage and expedite the development of the power, port and related infrastructure in support of the Molejon Gold Mine of Petaquilla Minerals Ltd.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and

Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

March 20, 2008

Item 3 News Release

A news release dated March 20, 2008 delivered to Marketwire and Canada Stockwatch.

Item 4 Summary of Material Change

Solitaire Minerals Corp. has awarded a drill contract to the Issuer's Pacific Division, to complete a 4,000 meter diamond drilling program on Solitaire's Riou Lake Uranium Property, in the Athabasca Basin of Northern Saskatchewan.

Item 5 Full Description of Material Change

See attached news release dated March 20, 2008.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 20th day of March, 2008.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO


CABO
DRILLING CORP.

For Immediate Release: March 20, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED 4,000 METER SURFACE DRILL CONTRACT BY SOLITAIRE MINERALS CORP.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that Solitaire Minerals Corp. (TSX-V: SLT) has awarded a drill contract to the Company's Pacific Division, to complete a 4,000 meter diamond drilling program on Solitaire's Riou Lake Uranium Property, in the Athabasca Basin of Northern Saskatchewan.

The Company commenced diamond drilling on the property during the last week of February utilizing a Boyles 56 coring rig.

Solitaire Minerals has selected several high priority targets, based in part on the interpretation by Activation Laboratories Ltd (Actlabs) of Soil Gas Hydrocarbon (SGH) analyses collected from a grid of soil samples. The drill program will encompass a minimum of 4,000 meters with all drill holes to be collared in a highly altered fault zone on dry land south of Riou Lake and concentrated near the centre of the Soil Gas Hydrocarbon anomalies designated by Actlabs, in conjunction with other geochemistry from the area, as the Primary and Secondary Targets.

About Solitaire Minerals Corp. (TSX-V: SLT)
Solitaire Minerals Corp. is a diversified junior Canadian mineral exploration company with a specific focus on mineral properties in North America. The Company has assembled a portfolio of precious and base metal exploration prospects in Ontario, Saskatchewan, Alberta, and the North West Territories.

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

April 14, 2008

Item 3 **News Release**

A news release dated April 14, 2008 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces that it has entered into a contract with Fjordland Exploration Inc. to drill approximately 4,000 meters on the Woodjam project in central British Columbia.

Item 5 **Full Description of Material Change**

See attached news release dated April 14, 2008.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 14th day of April 2008.



For Immediate Release: April 14, 2008

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
E-mail: ir@cabo.ca
Website: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL 4,000 METERS ON WOODJAM PROPERTY, BC

North Vancouver, BC – Cabo Drilling Corp.'s (TSX-V: CBE) ("Cabo" or the "Company") Pacific division has entered into a contract with Fjordland Exploration Inc. to drill approximately 4,000 meters on the Woodjam copper, gold and molybdenum project located in central British Columbia.

The 2008 drill program will continue drilling at the recent copper-molybdenum discovery in the Southeast Zone (see Fjordland Exploration's new releases dated January 18, & March 13, 2008) and test other areas of the large claim group.

The 44 square kilometer Woodjam Property, owned 60:40 by Fjordland Exploration and Cariboo Rose Resources Ltd, is located in the Cariboo Region of B.C., about 50 kilometers east of the City of Williams Lake and 7 kilometers south of the village of Horsefly. The claims lie at low elevation, in relatively flat terrane and are easily road accessible and workable on a year-round basis.

About Fjordland Exploration Inc. (TSX-V: FEX)
Fjordland Exploration Inc. is a Vancouver-based junior mineral exploration company focused on the discovery of gold and copper deposits. Fjordland is conducting exploration in British Columbia, Canada, which has excellent mineral potential. The Company has a 60% interest in the 44,413 hectare Woodjam gold-copper property, located in central B.C., and a 50% joint venture to explore 20 copper-gold properties (QUEST project) totaling in excess of 144,000 hectares in the Quesnel Terrane in central British Columbia. Shares of Fjordland Exploration Inc. trade on the TSX Venture Exchange with the symbol "FEX".

About Cabo Drilling Corp. (TSX-V: CBE)
Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its Canadian divisions in Surrey, British Columbia; Montréal, Quebec; Kirkland Lake, Ontario; and Springdale, Newfoundland; as well as Cabo Drilling de Mexico S.A. de C.V. of Hermosillo, Sonora, Mexico; Cabo Drilling (Panama) Corp. of Panama, Republic of Panama; and Cabo Drilling Spain S.L. of Sevilla, Spain. The Company's common shares trade on the TSX Venture Exchange under the symbol: CBE.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Mr. Garett Greene or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

12g3-2(b) NO 82-1401

RECEIVED
2008 MAY -8 A 7:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CABO DRILLING CORP.

Consolidated Financial Statements
2nd Quarter ended December 31, 2007

CABO DRILLING CORP.

Consolidated Balance Sheets

As at	December 31 2007	June 30 2007
	(Unaudited)	(Note 2)
ASSETS		
Current		
Cash and cash equivalents (Note 3)	$ 674,953	$ 422,337
Marketable securities	133,673	204,460
Accounts receivable	12,183,947	8,832,883
Prepaid expenses	169,677	286,729
Work-in progress	568,584	151,978
Inventories	6,638,823	5,371,652
	20,369,657	15,270,039
Property, plant and equipment (Note 4)	12,324,836	10,818,774
Long-term investment (Note 5)	742,991	878,082
	$ 33,437,484	$ 26,966,895
LIABILITIES		
Current		
Bank indebtedness (Note 3)	$ 2,425,865	$ 1,461,486
Accounts payable and accrued liabilities	5,745,510	5,242,013
Unearned revenue	2,934,517	2,656,579
Income tax payable	675,458	897,469
Demand loan (Note 6)	843,331	953,333
Current portion of long-term debt (Note 7)	689,146	787,509
	13,313,827	11,998,389
Long-term debt (Note 7)	1,183,341	1,454,872
Future Income tax	160,818	202,550
	14,657,986	13,655,811
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	29,267,853	$ 25,492,761
Contributed surplus (Note 8(e))	1,880,117	1,880,117
Accumulated other comprehensive loss	(559,367)	(362,200)
Deficit	(11,809,105)	(13,699,594)
	18,779,498	13,311,084
	$ 33,437,484	$ 26,966,895

Approved by the Board

/s/ JOHN A. VERSFELT, Director

/s/ THOMAS G. OLIVER, Director

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statements of Operations and Deficit

Unaudited – prepared by management	For the quarter-ended December 31		For six months ended December 31	
For the period ended	**2007**	2006	**2007**	2006
Revenue	**$13,634,775**	$ 7,372,239	**$27,973,782**	$ 17,870,711
Direct costs	**10,220,086**	5,468,653	**20,819,451**	13,491,902
Gross profit	**3,414,689**	1,903,586	**7,154,331**	4,378,809
Expenses				
General and administrative	**1,630,883**	1,238,391	**2,994,824**	2,504,369
Stock-based compensation (Note 8)	**-**	11,700	**-**	11,700
Amortization	**547,639**	351,604	**1,063,728**	647,088
Interest income	**(137)**	(4,528)	**(1,787)**	(6,071)
Interest expense	**94,605**	53,006	**168,190**	118,420
(Gain) loss on foreign exchange	**(71,787)**	(2,657)	**(41,344)**	(671)
Other (income) expense	**1,910**	(13,966)	**(300)**	(21,175)
	2,203,113	1,633,550	**4,183,311**	3,253,660
Income before other items and income taxes	**1,211,576**	270,036	**2,971,020**	1,125,149
Other items				
Gain on disposition of assets	**-**	(430)	**-**	(8,248)
Write down of marketable securities	**-**	-	**-**	30,000
Resource properties maintenance (recovery) expense	**-**	(78,641)	**-**	50,956
Income before income taxes	**1,211,576**	349,107	**2,971,020**	1,052,441
Income tax expense (recovery)				
Current	**418,764**	173,189	**1,122,264**	461,000
Future	**(14,159)**	(35,029)	**(41,733)**	(42,059)
Net income for the period	**806,971**	210,947	**1,890,489**	633,500
Deficit, beginning of period	**(12,616,076)**	(14,296,239)	**(13,699,594)**	(14,718,792)
Deficit, end of period	**$(11,809,105)**	$(14,085,292)	**$(11,809,105)**	$(14,085,292)
Earnings per share (Note 2)				
Basic earnings per share	**$0.02**	**$0.01**	**$0.04**	**$0.02**
Weighted average number of common shares outstanding	**45,080,191**	**31,464,127**	**45,165,602**	**31,381,594**

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.

Consolidated Statement of Comprehensive Income(Loss)
December 31, 2007 and June 30, 2007

For the six months ended December 31	2007	2006
Net income (loss) for the period	**$ 1,890,489**	$ (2,762,466)
Other comprehensive loss		
Unrealized losses on available-for-sale financial assets arising during the year	**(135,091)**	-
Unrealized losses on translating financial statements of foreign operations	**(62,076)**	-
Comprehensive income (loss) for the period	**$ 1,693,322**	$ (2,762,466)

The accompanying notes are an integral part of these consolidated financial statements.

CABO DRILLING CORP.
Consolidated Statements of Cash Flows

Unaudited – prepared by management	For the quarter ended December 31		For six months ended December 31	
For the period ended	**2007**	2006	**2007**	2006
Cash flows (used in) from Operating Activities				
Net income for the period	**$ 806,971**	$ 210,947	**$1,890,489**	$ 633,500
Items not involving cash:				
Amortization	**547,639**	351,604	**1,063,728**	647,088
Gain on disposition of assets	**-**	(430)	**-**	(8,248)
Stock based compensation	**-**	11,700	**-**	11,700
Write down of assets	**-**	-	**-**	30,000
Future income tax	**(14,159)**	(35,029)	**(41,733)**	(42,059)
	1,340,451	538,792	**2,912,484**	1,271,981
Changes in non-cash working capital items (Note 11)	**(1,301,069)**	1,367,172	**(4,349,652)**	(208,687)
	39,382	1,905,964	**(1,437,168)**	1,063,294
Cash flows used in Investing Activities				
Property, plant and equipment purchases	**(1,492,155)**	(975,698)	**(2,569,791)**	(1,410,521)
Proceeds from sale of assets	**-**	4,000	**-**	12,185
Purchase of long term investment	**-**	(1,200,000)	**-**	(1,200,000)
	(1,492,155)	(2,171,698)	**(2,569,791)**	(2,598,336)
Cash flows used in Financing Activities				
Shares issued for cash	**1,234,558**	2,718,329	**3,775,092**	2,718,329
Share issue costs	**-**	(181,345)	**-**	(181,345)
Demand loan	**(55,000)**	(30,000)	**(110,000)**	(60,000)
Repayment of long term liabilities	**(10,362)**	(102,869)	**(163,500)**	(183,434)
Repayment of obligation under capital lease	**(173,673)**	(158,838)	**(206,396)**	(258,649)
Additional long term debt	**-**	180,895	**-**	232,765
Additional obligation under capital lease	**-**	36,450	**-**	36,450
	995,523	2,462,622	**3,295,196**	2,304,116
Increase in cash and cash equivalents during the period	**(457,250)**	2,196,888	**(711,763)**	769,074
Cash and cash equivalents, beginning of period	**(1,293,662)**	(766,188)	**(1,039,149)**	661,626
Cash and cash equivalents, end of period	**$(1,750,912)**	$1,430,700	**$(1,750,912)**	$1,430,700

Cash and cash equivalents is comprised of:		
Cash and cash equivalents	**$674,953**	$1,689,399
Bank indebtedness	**$(2,425,865)**	(258,699)
	$(1,750,912)	$1,430,700

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company"), a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, provides contract diamond drilling services to companies involved in mining and mineral exploration.

Cabo provides contract drilling services which include surface and underground coring, directional, reverse circulation and geotechnical drilling. These operations are performed by the following subsidiaries: Cabo Drilling (Ontario) Corp. (formerly Heath and Sherwood Drilling Inc.), the Cabo Drilling (Atlantic) group (formerly the Petro Drilling group), the Cabo Drilling (Pacific) group (formerly the Advanced Drilling group), Forages Cabo Inc., Cabo Drilling de Mexico, SA de CV, Cabo Drilling Spain, SL, and Cabo Drilling (Panama) Corp.

2. ACCOUNTING POLICIES

Effective July 1, 2006, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

The new standards and policies are as follows:

i) Financial instruments – recognition and measurement

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading or loans and receivables. Financial assets classified as held-to-maturity, loans and other receivables, and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations for the period.

ii) Comprehensive income

The standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income. The Company's financial statements now include a Statement of Comprehensive Income (Loss), which includes the components of comprehensive income (loss). For the Company, other comprehensive loss ("OCL") is comprised of the unrealized losses on translating financial statements of self-sustaining foreign operations, and unrealized losses on available-for-sale financial assets arising during the year.

Cumulative changes in OCL are included in Accumulated Other Comprehensive Loss ("AOCL"), which is presented as a new category within shareholders' equity on the balance sheet.

CABO DRILLING CORP.

Notes to Consolidated Financial Statements
December 31 and June 30, 2007

3. CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

Cash and cash equivalents consists of cash and short term deposits with maturities of less than ninety days.

The Company has an operating line of credit facility up to $5,000,000 bearing interest at prime plus 1%. This facility is secured by promissory notes and general assignment over assets of the Company.

4. PROPERTY, PLANT & EQUIPMENT

	December 31, 2007			June 30, 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 144,246	$ -	$ 144,246	$ 144,246	$ -	$ 144,246
Parking lot	41,788	5,930	35,858	37,374	4,148	33,226
Buildings	1,002,688	123,944	878,744	869,874	99,875	769,999
Computer & office equipment	480,624	296,650	183,974	402,119	236,223	165,896
Software	211,568	75,958	135,610	195,807	70,611	125,196
Vehicle & equipment	1,831,425	593,104	1,238,321	1,488,156	437,921	1,050,235
Drilling & field equipment	11,349,813	2,997,508	8,712,444	9,781,529	2,275,186	7,506,343
Assets under capital lease	1,271,404	275,765	995,639	1,205,567	181,934	1,023,633
	$16,693,695	$ 4,368,859	$12,324,836	$14,124,672	$3,305,898	$10,818,774

5. LONG TERM INVESTMENT

	December 31, 2007	June 30, 2007
Investment in IMMC	$ 878,082	$ 1,200,000
IMMC shares received from sale of resource properties	-	3,500,000
	$ 878,082	$ 4,700,000
Return of capital distribution	-	(3,517,967)
Other comprehensive loss	(135,091)	(303,951)
	$ 742,991	$ 878,082

The Company owns 3,428,571 units (or 12% of all outstanding shares of IMMC).

6. DEMAND LOAN FACILITIES

	December 31, 2007	June 30, 2007
The Company's credit facilities are as follows:		
Demand loan facility of $600,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $10,000, plus interest, maturing 2010.	**$ 410,000**	$ 470,000
Demand loan facility of $500,000 bearing interest at prime plus 1% secured by promissory notes and general security agreement over assets of the Company. The loan is payable in monthly instalments of $8,333, plus interest, maturing 2012.	**433,331**	483,333
	$ 843,331	$ 953,333

7. LONG TERM DEBT

	December 31, 2007	June 30, 2007
Term loan, bearing interest at prime plus 1.25%, payable in monthly instalments of $8,335 plus interest, secured by a general security agreement over certain assets of the Company, maturing in 2015.	**$ 791,825**	$ 841,835
Term loans, bearing interest at rates ranging from 0% to 9.75%, payable in monthly instalments ranging from $752 to $6,056, secured by certain equipment, maturing from 2008 to 2011.	**426,744**	497,747
Capital leases, bearing interest at rates ranging from 3.84% to 15.10%, payable in monthly instalments ranging from $99 to $5,816, secured by certain equipment, maturing between 2008 and 2010	**85,235**	223,487
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $10,517, secured by certain equipment, maturing in 2009.	**206,218**	241,956
Capital lease, bearing interest at 7.80%, payable in monthly instalments of $15,572, secured by certain equipment, maturing in 2010.	**362,465**	437,356
	$ 1,872,487	$ 2,242,381
Less: current portion	**(689,146)**	(787,509)
	$ 1,183,341	$ 1,454,872

7. LONG TERM DEBT (Continued)

The required annual principal and interest repayments on long term debt are as follows:

1 – 12 months	**$ 766,408**
13 – 24 months	**566,333**
25 – 36 months	**252,656**
37 – 48 months	**167,931**
49 – 60 months	**129,422**
Thereafter	**620,645**
	$2,503,395
Less : imputed interest	**(630,908)**
Principal payments	**$1,872,487**

8. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued and outstanding

	December 31, 2007		June 30, 2007	
	Shares	**Amount**	Shares	Amount
Balance, beginning of year	**40,205,346**	**$ 25,492,761**	31,300,836	$ 25,974,398
Private placements	**-**	**-**	8,663,867	3,248,950
For finder's fees	**-**	**-**	240,643	90,241
Exercise of warrants	**7,520,167**	**3,766,842**	-	-
Exercise of stock options	**16,500**	**8,250**	-	(302,861)
Share issue costs			-	-
Return of capital – distribution of IMMC shares (Note 6)				(3,517,967)
Balance, end of period	**47,742,013**	**$ 29,267,853**	40,205,346	$ 25,492,761

8. SHARE CAPITAL (continued)

c) Stock options

At December 31, 2007, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
58,333	$0.50	January 22, 2009
58,333	$0.75	January 22, 2009
58,334	$1.00	January 22, 2009
33,333	$0.50	October 1, 2009
33,333	$0.75	October 1, 2009
33,334	$1.00	October 1, 2009
236,637	$0.65	October 18, 2009
495,680	$0.75	October 18, 2009
236,683	$0.85	October 18, 2009
330,833	$0.65	June 19, 2010
348,833	$0.75	June 19, 2010
330,834	$0.85	June 19, 2010
125,000	$0.65	January 22, 2011
125,000	$0.75	January 22, 2011
125,000	$0.85	January 22, 2011
2,629,500		

All options are currently exercisable.

A summary of the changes in stock options for the period ended December 31, 2007 is presented below:

	Number of Shares	Price	Expiry
Balance, June 30, 2005	2,258,000		
Options granted	91,666	$0.50	January 22, 2009
Options granted	91,667	$0.75	January 22, 2009
Options granted	175,000	$0.80	January 22, 2011
Options granted	91,667	$1.00	January 22, 2009
Options expired or lapsed	(380,000)		Various
Balance, June 30, 2006	2,328,000		
Options granted	33,333	$0.50	October 1, 2009
Options granted	33,333	$0.75	October 1, 2009
Options granted	33,334	$1.00	October 1, 2009
Options granted	330,833	$0.65	June 19, 2010
Options granted	348,833	$0.75	June 19, 2010
Options granted	330,834	$0.85	June 19, 2010
Options granted	50,000	$0.65	January 22, 2011
Options granted	50,000	$0.75	January 22, 2011
Options granted	50,000	$0.85	January 22, 2011
Options expired or lapsed	(909,000)		Various
Balance, June 30, 2007	2,679,500		
Options lapsed	(33,500)		
Options exercised	(16,500)		
Balance, December 31, 2007	2,629,500		

8. SHARE CAPITAL (continued)

c) Share purchase warrants

A summary of the changes in share purchase warrants for the periods ending June 30, 2007 and December 31, 2007 is presented below:

	Number of Shares	Price
Balance, June 30, 2007	8,663,867	
Warrants exercised	(7,520,167)	$0.50
Warrants expired	(1,143,700)	
Balance, December 31, 2007	-	

e) Contributed surplus

	December 31, 2007	June 30, 2007
Balance, beginning of year	$ 1,880,117	$ 1,540,117
Compensation attributed to stock options granted during the year	-	340,000
Balance, end of period	$ 1,880,117	$ 1,880,117

9. RELATED PARTY TRANSACTIONS

	Period ended December 31, 2007	Year ended June 30, 2007
Executive management and bookkeeping services charged by a company controlled by a director.	84,162	176,583
Amount due to company at December 31, 2007	9,840	15,055
A company owned by non-controlling shareholders, an officer and a director provided drilling labour and other related services.	44,018	244,096
Amount due to company at December 31, 2007	-	2,660

The amounts due to directors or companies controlled by directors are unsecured, non-interest bearing and have no specific terms of repayment. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount established and agreed to by the related parties.

10. SEGMENTED INFORMATION

The Company has one reportable business segment: providing contract diamond drilling services to companies involved in mining and mineral exploration.

11. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital items for the six-month periods ended:

	For six months ended December 31	
	2007	2006
Invested in and marketable securities - net	**$ 8,713**	$ 55,761
Accounts receivable	**(3,351,064)**	(42,460)
Prepaid expenses	**117,052**	124,425
Inventories and work in progress	**(1,683,777)**	(263,959)
Accounts payable and accrued liabilities	**503,500**	(326,825)
Unearned revenue	**277,935**	(129,729)
Income tax payable	**(222,011)**	374,100
	$ (4,349,652)	$ (208,687)

12. COMMITMENT

On December 29, 2006 Cabo closed the sale of its resource properties to IMMC. Pursuant to the transaction, the Company transferred all of the resource properties to IMMC in exchange for 10,000,000 units of IMMC. Each unit consisted of one IMMC common share and one-third (1/3) of a warrant. Each full warrant entitled the holder to purchase one share in the capital stock of IMMC for thirty-five cents ($0.35) within a period of two years.

The Company has redistributed 10,051,336 Units to its shareholders on a ratio of one IMMC unit for each four (4) shares of the Company as of the Record date, January 11, 2007. This distribution included 7,493,710 shares and 2,497,844 warrants of IMMC to the Company's non-US shareholders during the year ending June 30, 2007, and the balance to a trust account for the U.S. shareholders, which trust account at June 30, 2007 includes 2,557,626 undistributed shares and 852,601 undistributed warrants. Of the 10,051,336 shares and 3,350,445 warrants of IMMC to be distributed to shareholders, the Company distributed 8,008,623 shares and 2,497,844 warrants to the Company's Shareholders during the fiscal 2007.

Since July 1, 2007, the Company distributed an additional 728,679 shares for the benefit of the US Shareholders. As of December 31, 2007, the Company's trust account for its U.S. shareholders commitment is holding 1,828,947 undistributed shares and 852,601 undistributed warrants.

13. COMPARATIVE FIGURES

Certain prior period's comparative numbers have been reclassified to conform to current period's financial statement presentation.

14. SUBSEQUENT EVENTS

Subsequent to quarter end, the Company granted 118,000 options to purchase common shares to employees for a period of eighteen months.

END